Exhibit 99.1

GOLD STANDARD BEGINS 2015 PHASE 2 DRILLING AT THE PINION AND DARK STAR OXIDE GOLD DEPOSITS, CARLIN TREND NEVADA

One drill rig on site with up to 8,600 meters of RC drilling planned at Pinion and Dark Star

August 26, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) is pleased to announce that second phase of reverse circulation (RC) drilling has commenced on the Pinion gold deposit at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The second phase of the 2015 exploration program will focus on the most promising near term targets which emerged in Phase 1 with the aim of adding significant oxide gold resources at Pinion and Dark Star.  Phase 2 will also test new high value targets that have been identified over the last year.

Key highlights of the Phase 2 program include:

Pinion

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Complete up to 10 RC holes (about 3,950 m) offsetting 24.4m of 1.38 g Au/t in PIN15-02 and testing other high potential targets along the highly prospective South Fault zone.   This oxidized intercept in PIN15-02 is 150m northwest of the limits of the maiden Pinion resource along the west-northwest-striking South Fault zone, a structural corridor of higher grade gold mineralization parallel to the Main Zone (click the following link for a Pinion target map http://goldstandardv.com/images/pinion-2015-phase-2-plans ).

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Drill up to 3 holes (450m) at the new Sentinel target, which is approximately 100m west of the Far North Zone, which is part of the NI43-101 compliant Pinion gold resource estimate announced September 10, 2014 (click the following link for a target maphttp://goldstandardv.com/wp-content/uploads/2015/08/Pinion-Phase-2.jpg http://goldstandardv.com/images/pinion-2015-phase-2-plans).  Rock sampling in late 2014 identified an interval of 27.4m of 1.05 g Au/t hosted in breccia along the contact between the Devil’s Gate limestone and the underlying Sentinel Mountain dolomite (see news release dated October 15, 2014).  Gold-bearing alteration extends for 180m along strike at surface.  This target has not been drill tested by previous operators.

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Bottle roll tests will be completed in Phase 2, as a follow up to cyanide soluble recovery results, which averaged 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion (see news release dated August 19, 2015).

Dark Star

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Drill up to11 RC holes (about 3,000 m) to extend areas of known gold mineralization along strike to the north of DS15-03, a Phase 1 drill hole that intersected two zones of gold mineralization including 32.0m of 0.58 g Au/t and 21.3m of 1.90 g Au/t (see news release dated July 28, 2015).  Results in holes DS15-03 and DS15-05, an RC hole 800m north of the maiden resource, indicate that the gold system extends northward along the Dark Star structural corridor into favorable geologic terrane that has not been systematically drill tested (click the following link for the Dark Star target map http://goldstandardv.com/images/dark-star-2015-phase-2-proposed-locations).

•	Drill 2 RC holes (about 700m) to test the intersection of the South fault and the Dark Star fault corridor, to the south of the Dark Star resource.

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Acquire approximately 18-line km of CSAMT geophysical data to identify drill targets in the Dark Star trend of prospective rocks between the Dark Star maiden resource and the Dixie prospect to the south.  CSAMT in combination with gravity and geologic mapping are a proven set of systematic techniques to identify drill targets.

Irene

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The Irene prospect is a new target area 2.4 km west of the Pinion deposit along the projection of the South fault, an important control on gold mineralization at Pinion.  Surface examination and a review of available data suggest that Irene may be part of the greater Pinion mineralizing system.  At this location, north- and northwest-trending gold-in-soil (values ranging from <1 to 325 ppb) and arsenic-in-soil anomalies (values ranging from 10 to 2670 ppm) are coincident with silicified, quartz and barite veined breccias (see news release dated March 25, 2015).  The extensive footprints of mapped alteration and soil anomalies indicate the gold system in this area is larger than previously described by past exploration.  One RC hole (about 500 m) is designed to begin to test this target.

Jonathan Awde, Gold Standard’s President stated, “We are very excited for the second phase of drilling which has just commenced, there are several robust untested targets that could potentially add significant oxide ounces to our existing discovery. We are also very pleased with our mettalurgical results to date and look forward to further test results.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the field to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every forty samples. The samples are delivered to ALS Minerals preparation facility in Elko, NV where the samples are crushed, screened and pulverized.  Sample pulps are shipped to ALS Minerals certified laboratory in Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an ICP-AES finish on a 30 gram split.    All other elements are determined by a 2 acid ICP analysis at ALS Minerals in Vancouver.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a well financed  advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com